Exhibit 99.11

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-170295, 333-197080 and 333-212750 on Form S-8 and to the use of our reports dated February 19, 2019 relating to the consolidated financial statements of Hudbay Minerals Inc. (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in method of accounting for revenue due to the adoption of IFRS 15) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2018.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 29, 2019